EXHIBIT 3B

                             AMENDMENTS TO BY-LAWS
                      OF WISCONSIN POWER AND LIGHT COMPANY

                         (Effective September 20, 1995)


   1. Section 2, paragraph 7b of Article VII was amended in its entirety to provide as follows:

        7b. Any employee or agent authorized by the treasurer of the Company may draw such sight drafts in amounts not exceeding $10,000 payable to any one person or in any transaction for right-of-way easements, reimbursements for damages to land, payments to bind agreements for purchases of real estate and payments of document recording fees.


                          (Effective January 24, 1996)

   2. Section 6 of Article V was amended in its entirety to provide as follows:

             A Nominating and Governance Committee shall be established and shall consist of at least three (3) members, all of whom shall be outside members of the Board of Directors. The Chairperson and the members of the Committee shall be elected annually by a majority vote of members of the Board of Directors. Vacancies on said Committee may be filled at any time by action of the Board of Directors. Said Committee shall meet at the call of any one of its members, but in no event shall it meet less than once a year for the express purpose of recommending nominees for election to the Board at the Annual Meeting of Shareowners. The Committee shall have the following responsibilities:

             1.   Nomination of Directors for membership on the Board.
             2.   Selection of new Board members.
             3.   Selection of Board committee members and chairpersons.
             4.   Evaluation of overall Board effectiveness.
             5.   Develop recommendations on Director compensation.
             6.   Prepare CEO Performance report.
             7. Consider and develop recommendations on specific governance matters.